Independent Auditor's Consent




To Shareholders and Board of Directors
Showboat, Inc.

We consent to incorporation by reference in the registration statements (Nos. 33-36048, 33-56044 and 33-47945) on Form S-8 of Showboat, Inc. of
our report dated March 10, 1995, relating to the consolidated balance sheets of Showboat, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows and related schedule for each of the years in the three-year period ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 10-K of Showboat, Inc.

Our report refers to a change in method of accounting to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES.


KPMG Peat Marwick LLP



Las Vegas, Nevada
March 30, 1995